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                              June 28, 2024

       Shannon Ghia
       Director, President and Chief Executive Officer iShares Ethereum Trust
       c/o iShares Delaware Trust Sponsor LLC
       400 Howard Street
       San Francisco, CA 94105

                                                        Re: iShares Ethereum
Trust
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 21, 2024
                                                            File No. 333-275583

       Dear Shannon Ghia:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1. We note your response to prior comment 2. Please update your EDGAR header tags to show "Type of Payment"
as "2."
       The Offering, page 6

   2. We note your response to prior comment 5 and your statements on pages 16 and 101 that
                                                        "JSCT, LLC" is an
Authorized Participant. Revise to state, if true, that Jane Street Capital,
                                                        LLC is an Authorized
Participant. Also disclose whether and to what extent there will be any contractual
obligations on the part of the Ether Trading Counterparties to participate in cash orders for
creations or redemptions.
 Shannon Ghia
iShares Ethereum Trust
June 28, 2024
Page 2
Due to the unregulated nature and lack of transparency, page 37

3.     We note the use of the term    unregulated    when referring to certain
crypto asset trading
       platforms. Please revise to qualify your use of this term by clarifying that such platforms may be subject to regulation in a relevant jurisdiction but may not be complying.
Digital asset markets in the United States exist in a state of regulatory uncertainty, page 60

4. Please remove the first three sentences in the second paragraph on page 61 as the disclosure lacks the appropriate context for the referenced statements. Limits on Ether Supply, page 82

5. You state here that as of March 31, 2024, approximately 120 million ether were outstanding. You also include disclosure elsewhere in the prospectus as of March 31,
       2024. Please revise to update this information as of June 30, 2024, or the most recent practicable date.
       Please contact Michelle Miller at 202-551-3368 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 with any other questions.



                                                              Sincerely,
FirstName LastNameShannon Ghia
                                                              Division of
Corporation Finance
Comapany NameiShares Ethereum Trust
                                                              Office of Crypto
Assets
June 28, 2024 Page 2
cc:       Clifford Cone
FirstName LastName